

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Ms. Anne Sutherland, Esq.
Executive Vice President and General Counsel
Nationstar Mortgage LLC
350 Highland Drive
Lewisville, Texas 75067

Re: Nationstar Mortgage LLC
**   Amendment No. 2 to Registration Statement on Form S-4**
**   Filed March 28, 2011**
**   File No. 333-171370**

Dear Ms. Sutherland:

        We have reviewed your amended registration statement and response letter dated March 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Results

Revenues, page 61

1.   Please refer to our previous comment 5 in our letter dated February 23, 2011. We note your revised disclosure on page 61. However, the revised disclosure does not appear to be fully responsive to our prior comment. Please revise to include all of the disclosures as previously requested.   Additionally, please revise to discuss the trends in the redefault

rates on loans modified under MHA and HAMP and how those trends impact the estimate of your ability to collect incentive fees under those programs.

Certain Relationships and Related Party Transactions, page 126

2.   Please file, as exhibits to your registration statement, the agreements relating to the transactions disclosed in the second and third paragraphs of this section.

Consolidated Financial Statements

Note 5. Mortgage Loans and Loans Held for Investment, page F-22

3.   Please revise your disclosures to include the newly consolidated mortgage loans subject to non-recourse debt in addition to your loans held for investment subject to non-recourse debt.

4.   Your disclosure on page F-10 indicates that you assess credit quality by segregating the loan portfolio by delinquency status, at a minimum. Please tell us how you considered ASC 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio. Alternatively, please revise your disclosures to provide the information required by ASC 310-10-50-11B(c) and ASC 310-10-50-29.

5.   Please revise to provide all of the disclosures required by ASC 310-10-55-7.

6.   Please revise to disclose whether you place individual loans on non-accrual or whether you estimate uncollectible interest using an interest reserve account. If you place individual loans on non-accrual, please revise to provide the disclosures required by ASC 310-10-50-6. If you use an interest and fee reserve account, please disclose the methodology used to estimate uncollectible interest.

7.   We note that you reclassified certain amounts from your nonaccretable discount. We further note that you also recorded a provision for loan losses during the period. Please revise to disclose how you determined that an allowance for losses was necessary for these loans given that you increased your estimate of collectible cash flows during the same period.

<u>Note 11. Repurchase Reserves, page F-32</u>

8.   Please refer to our previous comment 16 in our letter dated February 23, 2011. We note that the additions to your repurchase reserves totaled approximately 47% of your net loss during 2010. Therefore, this estimate appears to materially impact your financial results. Considering the foregoing, please revise to disclose the following, as previously requested:

      a.   We note your revised disclosure that the representations and warranties are typically in place for the life of the loan. Please disclose what the average life of these mortgage loans are estimated to be. Disclose how you consider the estimated life of the loans and discuss the trends in repurchase requests during the life of the loan. Disclose the years in which the loans subject to the repurchase requirements were originated.

      b.   Considering the materiality of the additions to your repurchase reserves to your net loss, please revise to disclose the discussion provided in response to part d of our previous comment, either in your financial statements, or Management's Discussion and Analysis, as appropriate.

      c.   Please revise Management's Discussion and Analysis to further discuss, in detail, the items and trends considered when determining the appropriate level of additions to your repurchase reserves. For example, you made material additions to the reserves during 2010 but the actual amount of charge-offs to the reserves remained relatively consistent with prior periods. Please discuss any trends occurring that are reflected in the additions to the reserves in the current period but not yet reflected in the charge-offs to the reserve.

Ms. Anne Sutherland, Esq.
Nationstar Mortgage LLC
April 13, 2011
Page 4

You may contact Rebekah Lindsey at (202) 551-3303 or Paul Cline at (202) 5513851 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

cc.   (facsimile only)
             Duane McLaughlin, Esq.
             Cleary Gottlieb Steen & Hamilton LLP
             (212) 225-3999